SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Assistant Group Secretary

Company Number: 1397169

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

PRUDENTIAL PUBLIC LIMITED COMPANY

At the Annual General Meeting of the above named Company duly convened and held on 14 May 2009 the following resolutions were passed as ordinary resolutions:

Resolution 10

“THAT, without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed in respect of ordinary shares for a period expiring at the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010 and for that period the section 80 amount in respect of the Company’s ordinary shares shall be £41,611,000;”

Resolution 11

“THAT the Board be authorised to allot relevant securities (as defined in the Companies Act 1985) comprising equity securities (as defined in the Companies Act 1985) up to a nominal amount of £83,223,000 (after deducting from such limit any relevant securities allotted under resolution 10 above) in connection with an offer by way of a rights issue:

(a)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authority to apply until the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010 but so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement as if the authority had not ended; and”

Resolution 12

“THAT, without prejudice to any other authority conferred on the directors, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally preference shares denominated in Sterling, Dollar or Euro be renewed for a period expiring five years from the date of this resolution and for that period the section 80 amount in respect of the Company’s preference shares shall be £20 million in respect of the Sterling Preference Shares, US$20 million in respect of the Dollar Preference Shares and €20 million in respect of the Euro Preference Shares.”

The following were passed as special resolutions:

Resolution 13

“THAT the directors be and are hereby authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 13(b) is £6,242,000 and (ii) the authority conferred by this resolution shall expire at the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010 and so that in connection with an allotment of shares pursuant to Article 13(a) the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;”

Resolution 14

“THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a)	the maximum aggregate number of ordinary shares hereby authorised to be purchased is 249,680,000;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence;

(d)	further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of the conclusion of the annual general meeting of the Company in 2010 or 18 months from the date of this resolution, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(e)	all ordinary shares purchased pursuant to said authority shall be either:

a.	cancelled immediately upon completion of the purchase; or

b.	be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985;”

Resolution 15

“THAT with effect from 00.01 on 1 October 2009:

(a)	the Articles of Association of the Company be amended by deleting all the provisions of the Company’s Memorandum of Association which, by virtue of Section 28 of the Companies Act 2006, are to be treated as part of the Company’s Articles of Association; and

(b)	the Articles of Association produced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association; and”

Resolution 16

“THAT a general meeting of the Company other than an annual general meeting may be called on not less than 14 clear days’ notice.”